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Prewrite
Own the Future of Storytelling

We're taking Prewrite to the next level with the help of the crowd and we want you to be part of our success!

Our WeFunder is live and anyone has the opportunity to invest. We feel writers should own the future of how stories are created and shared, so please join us!

Check Out Our WeFunder Campaign

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

 Prewrite

My fellow Prewriters,

I hope you are doing well. Our WeFunder is going live in a few weeks. What does this mean? Well, it gives anyone the opportunity to invest in Prewrite.

As a thank you for using our product, and being such a huge part of making it better, we're giving you early access.

We feel writers should own the future of how stories are created and shared, so please join us and checkout our WeFunder page at https://wefunder.com/prewrite

Sincerely,
David Rogers
Co-founder















Prewrite

New Features August 2021

Hello All,

Over the last few months, we've been digging in to the various ways our users collaborate and pitch their story ideas with Prewrite. We've learned that sometimes one feature may be useful for some, but a down-right deal breaker for others.

Luke Ryan at Chaotic Good Studios asked us to add more story elements to the page view, but with the added ability to show and hide things for convenience. He also provided insight into how writers would use these features, which helped guide development.

David Cornue is a Hollywood writer and script coach who recently worked with director Jon M. Chu (*Crazy Rich Asians, In the Heights*). David says he avoids the image features in Prewrite altogether because that's ultimately the domain of the director. He feels this helps ensure that your outline stands on its own without the need of thumbnails to engage the reader.

Our deepest gratitude to these users for speaking up. This type of industry insight is exactly what we need so we encourage every user to reach out and tell us how we can do better. Let's dive in to the features that were a direct result of these and other conversations...

Summary Everywhere

EXT. SCHOOL YARD - BACK LOT - MOMENTS LATER
Summary
Gaia pushes her cart through the back loading door and dow
she can't stop its momentum. It slams into a garbage bin, knc
draws the attention of Zack, the class bully, and his goons. Za

Last time we released an update, we included a **summary field** for tighter integration with Final Draft. It was a last minute request made by **Ken White**, a user and friend of Prewrite. Unfortunately, we rushed it out a bit and failed to add summary content in almost every view but the timeline. Summary, and other overlooked story elements have now been added where needed. Even better, if you don't want to see that summary content, you can hide it! More on that next.

Custom View Filtering

PLOT POINT 2
OFFICE
Buttons
Logline
Theme
Credits
Characters
Written By
Scene Slides

If you like the order of your scenes but need to change the acts they fall under, simply drag the start and end points of the act headers to fit your story. This is currently only possible in the timeline view.

Presentation Settings

Settings for The Shawshank Redemption
General
Structure
Presentation
Fine-tune how the outside world sees your project. Show and hide entire views and the content they display.
Home
Buttons
Logline
Theme
Credits
Characters
Written By
Scene Slides
Timeline
Featured Image
Body
Save Settings
Cancel

Since we did the work to give authors the ability to show/hide items while writing, it wasn't too much of a leap to add a way for them to control what outside viewers see too. There's a new tab under Story Settings that provides fine-grained control over a story's views and the items they contain.

Learn More

Prewrite
NEW FEATURES UPDATE
FILTERI
SETTINGS
Characters
Body
Summary
Notes
Image
Archetype
Age
Gender

David Rogers explains the ins and outs of custom filters and presentation settings in Prewrite

Fundraising Update

Thanks to many of you, we are well on our way to meeting our first fundraising goal. Make sure and checkout our WeFunder page to learn how you can own a piece of the future of storytelling.
https://wefunder.com/prewrite

Log in to my account

Tell us what you think...

We work for you. In fact, the features above were a direct result of customer feedback. Please contact us with any questions, concerns or new feature requests at contact@prewrite.com

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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VOUCH FOR JOHN

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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

